FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Press release

CELLCOM ISRAEL ANNOUNCES

FOURTH QUARTER AND FULL YEAR 2008 RESULTS

------------------------

Cellcom Israel Concludes a Record Year

and Presents 2008 Highest Revenues and Profitability Growth Rates in the
Israeli Cellular Market

Revenues for 2008 grew by 6.1%; EBITDA1 up by 14.0%;

Net income increased 12.6%2;

Cellcom Israel declares a fourth quarter dividend of NIS 2.75 per share (totals approx. NIS 270 million)

2008 Full Year Highlights (compared to 2007):

▪	Total Revenues (including revenues of end-user equipment) increased 6.1% to NIS 6,417 million ($1,688 million)

▪	Total Revenues from services increased 4.7% to NIS 5,672 million ($1,492 million)

▪	Revenues from content and value added services (including SMS) increased 37%, reaching 11.9% of services revenues

▪	EBITDA[1] increased 14.0% to NIS 2,406 million ($633 million); EBITDA margin[1] 37.5%, up from 34.9%

▪	Operating income increased 26.4% to NIS 1,684 million ($443 million)

▪
Net income totaled NIS 985 million ($259 million), a 12.6% increase or a 20.2% increase compared to 2007 net income after elimination of the one-time tax provision release (of approximately NIS 56 million in 2007)

▪	Subscriber base increased by approx. 114,000, reaching approx. 3.187 million at the end of 2008

▪	3G subscriber base increased approx. 312,000, reaching approx. 731,000 at the end of 2008

▪	The Company declared fourth quarter dividend of NIS 2.75 per share, bringing the aggregate dividends distributed for 2008 to NIS 1,100 million (NIS 11.23 per share)

1 Please view section "Use of Non-GAAP financial measures" at the end of this press release.
 2 Excluding the one-time tax provision release in 2007 in the amount of approximately NIS 56 million, net income increased 20.2%.

Fourth Quarter 2008 Highlights (compared to fourth quarter of 2007):

▪	Total Revenues from services increased 2.9% to NIS 1,424 million ($375 million)

▪	Revenues from content and value added services (including SMS) increased 42.2%, reaching 13.5% of services revenues

▪
Total Revenues (including revenues of end-user equipment) totaled NIS 1,572 million ($413 million), a 0.8% decrease resulted from the seasonality effect and the decrease in revenues of end-user equipment

▪	EBITDA increased 17.9% to NIS 566 million ($149 million); EBITDA margin 36.0%, up from 30.3%

▪	Operating income increased 39.4% to NIS 389 million ($102 million)

▪	Net income increased 32.1% to NIS 243 million ($64 million)

▪	Subscriber base increased by approx. 30,000 subscribers during the fourth quarter, approximately half of whom are post-paid

▪	3G Subscriber base increased by approx. 52,000 subscribers during the fourth quarter

Netanya, Israel – March 2, 2009 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the fourth quarter and full year ended December 31, 2008. Revenues for the fourth quarter and full year 2008 totaled NIS 1,572 million ($413 million) and NIS 6,417 million ($1,688 million), respectively; EBITDA for the fourth quarter 2008 totaled NIS 566 million ($149 million), or 36.0% of total revenues, and for full year 2008 totaled NIS 2,406 million ($633 million), or 37.5% of total revenues; and net income for the fourth quarter and full year 2008 reached NIS 243 million ($64 million) and NIS 985 million ($259 million), respectively. Basic earnings per share for the fourth quarter and full year 2008 reached NIS 2.48 ($0.65) and NIS 10.08 ($2.65), respectively.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "This has been a record year for Cellcom Israel, the beginning of which was characterized by the implementation of number portability. I am proud to note that throughout 2008 we presented the highest growth rate in the Israeli cellular market, increased our revenue and subscriber market share, and further strengthened our leading market position. Our intense activities, both in revenues and cost efficiencies, contributed to our 6% revenue increase, 14% EBITDA increase and 26% increase in operating income for the year, further confirming our position as the fastest growing and highest EBITDA generating company in the sector. This trend continued in the fourth quarter as we presented growth in revenues from services and profitability, despite the continued price erosions. This year we also presented a substantial increase in revenues from content and value added services, reaching 11.9% of total service revenues. Furthermore, our landline services directly drove an increase in revenues and profits, serving as an additional growth driver for the Company.

We believe that in the coming years, the major breakthrough in communication, entertainment and information (infotainment) will take place in the Mobile Media, over cellular networks. This has, and will always be, Cellcom's primary source of business. The cellular phone is the most common source of media, and the only one attached to us at all times of the day.  The future content and service user is the mobile consumer known as the 'Consumer Everywhere'. Our technological progress, visible through our HSPA network's speed, supports this trend. We are already supplying our customers with 'Mobile Broadband' services at both similar speed and quality as landline infrastructure, and this already served as a growth driver in 2008.

Looking ahead, as a cellular services provider, we will continue to focus our main efforts on our core business, the mobile communication, while expanding and enhancing our services and content supporting the advantage of Mobile Media, where Cellcom Israel has the relative advantage vis-a-vis other media. Any additional activity in any area of business is and will be monitored for synergies and contribution to our core business. In conjunction with our ongoing efforts to drive revenue growth, we will continue with our efficiency measures, critical in the increasingly competitive cellular market."

Mr. Shapira further said: "Cellcom Israel enters 2009 with the largest customer base in Israel, the strongest free cash flow in the cellular market in Israel and a high and stable credit rating. We are studying the challenges ahead of us, primarily the global economy slowdown, alertly monitoring the changes in the market and usage characteristics, adjusting our marketing plans to the changing environment and keeping a tight rein on expenses while keeping the required flexibility for a fast response. So far, we have witnessed an effect on our revenues resulting from an ongoing decrease in incoming and outgoing tourism.

Aside the importance I place on focusing on our business strategy, I believe in the importance of investing in the Company’s culture. I am proud to announce that after opening additional three 'Cellcom Volume' music centers for youth, we now have ten active Volume Centers throughout the country serving thousands of youth".

Tal Raz, Chief Financial Officer commented: "We are very pleased with the substantial increase in profitability, despite the increasing competition in the industry, which led to a price erosion of over 2% throughout the year, the global economic slowdown and regulatory pressures. Our improved profitability mainly follows a 7% quantitative increase in airtime minutes, an extensive increase in revenues from content services, higher landline telephony service revenues as well as ongoing cost efficiencies. These improvements were partially offset by an increase in customer retention expenses, as well as expenses associated with expanding our workforce primarily at the beginning of 2008 following the introduction of number portability. On the other hand, our ongoing efficiency measures assisted us in further reducing our marketing, sales, administrative and general expenses as a percentage of revenues, with expense levels remaining similar as in 2007, while revenues grew by 6%. In 2008, we continued to generate a very strong Free Cash Flow, despite the high first quarter expenditures following the introduction of number portability. The higher free cash flow in the fourth quarter is a direct result of our improved financial performance, enabling us to distribute a fourth quarter dividend of NIS 2.75 per share, or a total of approximately NIS 270 million. Over all, the aggregate dividends distributed for 2008 totaled to NIS 1,100 million, or NIS 11.23 per share."

Main Financial Highlights:

	Million NIS		% of Revenues		% Change	Million US$ (convenience translation)
	2008	2007	2008	2007		2008	2007
Revenues – Services	5,672	5,415	88.4%	89.5%	4.7%	1,492	1,424
Revenues - Equipment	745	635	11.6%	10.5%	17.3%	196	167
Total revenues	6,417	6,050	100.0%	100.0%	6.1%	1,688	1,591
Cost of revenues - Services	2,570	2,577	40.0%	42.6%	(0.3%)	676	678
Cost of revenues - Equipment	832	800	13.0%	13.2%	4.0%	219	210
Total cost of revenues	3,402	3,377	53.0%	55.8%	0.7%	895	888
Gross Profit	3,015	2,673	47.0%	44.2%	12.8%	793	703
Marketing and Sales Expenses	701	685	10.9%	11.3%	2.3%	185	180
General and Administration Expenses	659	653	10.3%	10.8%	0.9%	173	172
Other (Income) Expenses, net	(29)	3	(0.4%)	0.1%		(8)	1
Operating income	1,684	1,332	26.2%	22.0%	26.4%	443	350
Financing Costs, net	(310)	(147)	(4.8%)	(2.4%)	110.9%	(82)	(38)
Income before Income Tax	1,374	1,185	21.4%	19.6%	15.9%	361	312
Income Tax	389	310	6.1%	5.1%	25.5%	102	82
Net Income	985	875	15.3%	14.5%	12.6%	259	230
Cash Flow from Operating Activities, net of Investing Activities	1,217	1,260	19.0%	20.8%	(3.4%)	320	331

Key Performance Indicators:

	2008	2007	% Change	2008	2007
	Million NIS			Million US$ (convenience translation)
EBITDA	2,406	2,110	14.0%	633	555
EBITDA, as percent of Revenues	37.5%	34.9%	7.4%
Subscribers end of period (in thousands)	3,187	3,073	3.7%
Estimated Market Share[3]	34.7%	34.4%	0.9%
Churn Rate (in %)	18.9%	16.3%	16.0%
Average Monthly MOU (in minutes)	350	348	0.6%
Monthly ARPU (in NIS)	149	150	(0.7%)	39.2	39.5

3 The Company's market share was calculated based on the subscribers’ figures as of December 31, 2008, published by the Company and Partner Communications Ltd. ("Partner"). The Company estimated the number of subscribers for that date, of two additional Israeli cellular operators - Pelephone Communications Ltd. ("Pelephone") and Mirs Communications Ltd. ("Mirs"), since Pelephone has not yet published this information, and Mirs does not publish this information.

Presentation of Financial statements

This is the first year in which we prepare our consolidated annual financial statements in accordance with International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board ("IASB"), and IFRS 1-“First Time Adoption of International Financial Reporting Standards”. Up to and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Israeli GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with Israeli GAAP) on the our financial statements for the year ended December 31, 2007, our results of operations and our cash flows for that year is detailed in note 31 to our consolidated annual financial statements included in our annual report (20-F).

Financial Review

Revenues for 2008 totaled NIS 6,417 million ($1,688 million), a 6.1% increase compared to NIS 6,050 million ($1,591 million) in 2007. The increase in revenues resulted both from a 4.7% increase in revenues from services, reaching NIS 5,672 million ($1,492 million) compared to NIS 5,415 million ($1,424 million) in 2007, as well as from a 17.3% increase in handset and accessories’ revenues, which increased from NIS 635 million ($167 million) in 2007, to NIS 745 million ($196 million) in 2008. The increase in revenues from services is attributed mainly to a significant increase in revenues from land-line and transmission services, as well as a 37.0% increase in revenues from content and value added services (including SMS), which totaled in 2008 NIS 674 million ($177 million), representing 11.9% of revenues from services. The increase in revenues from services was partially offset by the regulatory reduction of interconnect tariffs in March 2008 and the continued airtime price erosion. The increase in handset and accessories’ revenues primarily resulted from an increase in the average handset sale price due to the larger amount of advanced 3G handsets in the mix of handsets sold in 2008. This increase was offset in part by a decrease in the total amount of handsets sold during 2008, resulting from more aggressive sales campaigns launched in 2007 compared to 2008.

Revenues for the fourth quarter of 2008 totaled NIS 1,572 million ($413 million), a 0.8% decrease compared to NIS 1,584 million ($417 million) in the fourth quarter last year. The decrease in revenues resulted mainly from a 26% decrease in handset and accessories’ revenues from NIS 200 million ($53 million) in the fourth quarter last year, to NIS 148 million ($39 million) in the fourth quarter 2008, due to a decrease in the total amount of handsets sold during the fourth quarter of 2008. This decrease was partially offset by a 2.9% increase in revenues from services, to NIS 1,424 million ($375 million) compared to NIS 1,384 million ($364 million) in the fourth quarter last year. The increase in revenues from services during the fourth quarter is attributed mainly to an increase of 42.2% in revenues from content and value added services (including SMS) in the fourth quarter 2008, compared to the fourth quarter last year, to NIS 192 million ($50 million), representing 13.5% of revenues from services.

Revenues from services also benefited from a significant increase in land-line and transmission services. The increase in revenues from services was partially offset by the reduction of interconnect tariffs, a reduction in revenues from roaming services due to a reduction in incoming and outgoing tourism, and the ongoing airtime price erosion. Revenues from services in the fourth quarter were adversely affected by the seasonality, as the whole Jewish Holiday season, characterized by a reduced usage, occurred during the fourth quarter and in weekdays, while the holiday season last year was spread over the third and fourth quarters.

Cost of revenues for 2008 totaled NIS 3,402 million ($895 million), compared to NIS 3,377 million ($888 million) in 2007, an increase of 0.7%. The increase primarily resulted from an increase in interconnect expenses due to increased usage, as well as an increase in cost of content and value-added services also due to increased usage. The increase also resulted from an increase in handsets cost due to a higher average cost of handsets sold during 2008, as a result of the larger amount of 3G advanced handsets sold during the year. The increase in handsets cost was partially offset by increased efficiency in handset procurement. The increase in cost of revenues was offset in part by a decrease in depreciation expenses and in royalties paid to the Ministry of Communications due to the reduction in the rate of royalties.

Cost of revenues for the fourth quarter 2008 totaled NIS 848 million ($223 million), compared to NIS 960 million ($252 million) in the fourth quarter last year, a decrease of 11.7%. The decrease in the quarterly cost of revenues primarily resulted from a 31% decrease in handsets cost due to a lower amount of handsets sold during the fourth quarter of 2008 and a decrease in depreciation expenses. These decreases were partially offset by an increase in cost of content and value-added services due to increased usage.

Gross profit margin for 2008 increased further reaching to 47.0%, compared to 44.2% last year. Gross profit for 2008 totaled NIS 3,015 million ($793 million), a 12.8% increase compared to NIS 2,673 million ($703 million) in 2007. Gross profit margin for the fourth quarter 2008 increased to 46.1% from 39.4% in the fourth quarter last year. Gross profit for the fourth quarter 2008 totaled NIS 724 million ($190 million), a 16.0% increase compared to NIS 624 million ($164 million), in the fourth quarter last year. Both annual and quarterly gross profit margins benefited from a significant decrease in handset subsidizing.

Selling, Marketing, General and Administration Expenses ("SG&A Expenses") for 2008 totaled NIS 1,360 million ($358 million), an increase of 1.6% compared to NIS 1,338 million ($352 million) in 2007. The SG&A Expenses in the full year 2008 were mainly affected by an increase in salaries and related expenses resulting from the expansion of our services and sales teams at the end of 2007 and the beginning of 2008, as part of our preparation for the implementation of number portability and our strategy to constantly improve service level and customer satisfaction. Customer retention expenses also increased during 2008. Following the expansion of marketing of innovative new plans with guaranteed revenues during 2007 and according to accounting standards, we are required to defer sales commissions related to acquisition and retention of subscribers with guaranteed revenues and to recognize such commissions as intangible assets, to be amortized over the expected life of such subscribers' guaranteed revenues. We commenced deferring these commissions in the fourth quarter of 2007.  The deferred sales commissions in 2008 amounted to approximately NIS 60 million compared to approximately NIS 21 million in 2007. Amortization of deferred sales commissions increased in 2008 to approximately NIS 36 million compared to approximately NIS 2 million in 2007. The increase in SG&A Expenses also resulted from an increase in bad debts and doubtful accounts expenses, mainly following number portability, which allows subscribers to switch to another cellular operator without settling their outstanding debt. We cannot rule out that the increase in bad debt and doubtful accounts may also have been influenced by the global economic slowdown. The increase was partially offset by a decrease in depreciation expenses.

SG&A Expenses for the fourth quarter 2008 totaled NIS 348 million ($92 million), an increase of 1.2% from NIS 344 million ($90 million) in the fourth quarter 2007. The increase resulted primarily from an increase in bad debts and doubtful accounts expenses and an increase in salaries and related expenses due to the recruitment of workers previously retained through subcontractors, which were partially offset by a decrease in depreciation expenses, consulting fees and employees' recruitment expenses.

Operating income for 2008 increased 26.4%, reaching NIS 1,684 million ($443 million), compared to NIS 1,332 million ($350 million) in 2007. Operating income for the fourth quarter 2008 increased 39.4%, reaching NIS 389 million ($102 million), compared to NIS 279 million ($73 million) in the fourth quarter last year.

EBITDA for 2008 increased 14.0%, reaching NIS 2,406 million ($633 million), compared to NIS 2,110 million ($555 million) in 2007. EBITDA, as a percent of revenues, increased to 37.5% in 2008, compared to 34.9% in 2007. EBITDA for the fourth quarter 2008 increased 17.9%, reaching NIS 566 million ($149 million), compared to NIS 480 million ($126 million) in the fourth quarter 2007. EBITDA for the fourth quarter 2008, as a percent of revenues, totaled to 36.0%, compared to 30.3% in the fourth quarter last year.

Financing Costs, net for 2008 totaled NIS 310 million ($82 million) compared to NIS 147 million ($39 million) in 2007. The significant increase in financing costs resulted primarily from an increase in interest expense and expenses from the linkage to the Israeli Consumer Price Index (CPI), associated with our debentures, due to the increase in our outstanding indebtedness following the issuance of two new series of debentures in October 2007 and the further issuance in February 2008, as well as the increased inflation in 2008 of 4.5%, compared to 2.8% in 2007. The increase also resulted from embedded derivatives expenses in 2008 compared to embedded derivatives income in 2007. This increase was partially offset by a decrease in interest expenses pursuant to our credit facility which was voluntarily prepaid in full in March 2008.

Financing Costs, net for the fourth quarter 2008 totaled NIS 47 million ($12 million), compared to NIS 15 million ($4 million) in the fourth quarter last year, a 213% increase. This increase resulted mainly from a decrease in interest income relating to our short term deposits and an increase in expenses resulting from foreign currency differences relating to trade payables balances due to a higher depreciation of the NIS against the US dollar in the fourth quarter of 2008 compared to the fourth quarter last year. The increase is also attributed to an increase in interest expenses associated with our debentures due to the increase in our outstanding indebtedness. The increase in financing expenses in the fourth quarter was partially offset by the lack of interest expenses related to our credit facility fully prepaid in March 2008 compared to interest expenses in the fourth quarter last year and CPI linkage income associated with our debentures compared to no CPI linkage income in the fourth quarter last year.

Net Income for 2008 totaled NIS 985 million ($259 million), compared to NIS 875 million ($230 million) in 2007, a 12.6% increase or a 20.2% increase compared to 2007 net income after elimination of the one-time tax provision release of approximately NIS 56 million in 2007. Net income for the fourth quarter 2008 increased 32.1%, reaching NIS 243 million ($64 million), compared to NIS 184 million ($48 million) in the fourth quarter last year. Basic earnings per share for 2008 totaled NIS 10.08 ($2.65), compared to NIS 8.97 ($2.36) in 2007. Basic earning per share for the fourth quarter 2008 totaled NIS 2.48 ($0.65), compared to NIS 1.89 ($0.50) in the fourth quarter 2007.

Operating Review

New Subscribers – at the end of 2008 the Company had approximately 3.187 million subscribers. During 2008 the Company added approximately 114,000 net new subscribers and in the fourth quarter 2008 the Company added approximately 30,000 net new subscribers. The number of 3G subscribers at the end of 2008 reached approximately 731,000 subscribers, representing 22.9% of the Company’s total subscriber base.

The annual Churn Rate in 2008 was 18.9% up from 16.3% in 2007. The churn rate for the fourth quarter 2008 decreased from 5.3% in the first quarter of 2008 and 4.4% in the fourth quarter last year to 4.3%. The increase in churn rate is attributed to the implementation of number portability in December 2007, in line with expectations and the experience in other countries, which primarily consists of lower contribution pre-paid subscribers and subscribers with collection problems. The increased churn of pre-paid subscribers had a negligible impact on the Company's results.

Average monthly subscriber Minutes of Use ("MOU") in 2008 totaled 350 minutes, compared to 348 minutes in 2007, an increase of 0.6%. MOU for the fourth quarter 2008 totaled 338 minutes, compared to 352 minutes in the fourth quarter last year. The sharp decrease in MOU in the fourth quarter compared with the fourth quarter last year is attributed primarily to the seasonality, as the whole Jewish Holiday season, characterized by a reduction in usage, occurred during the fourth quarter and in weekdays, while the holiday season last year was spread over the third and fourth quarters.

The monthly Average Revenue per User (ARPU) for 2008 totaled NIS 149 ($39.2), compared to NIS 150 ($39.5) in 2007, a decrease of 0.7%. ARPU for the fourth quarter 2008 decreased 1.3% and totaled NIS 147 ($38.6), compared to NIS 149 ($39.2) in the fourth quarter last year. The reduction in ARPU in the fourth quarter compared with the fourth quarter last year is attributed primarily to seasonality, as explained above.

Financing and Investment Review

Cash Flow

The Company continues to generate, on an ongoing basis, significant levels of free cash flow, as a result of increased revenues and cost efficiencies. Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for 2008 totaled NIS 1,217 million ($320 million), compared to NIS 1,260 million ($331 million) generated in 2007. The decrease resulted mainly from the higher expenditure related to the expansion in the Company's workforce and the increase in customer retention and acquisition costs, especially at the beginning of 2008 following the introduction of number portability in December 2007 as well as from a one time catch up payment in the amount of NIS 70 million for 2007 accrued tax liability made at the beginning of 2008. Free cash flow for the fourth quarter 2008 amounted to NIS 366 million ($96 million), up from NIS 236 million ($62 million) in the fourth quarter last year. The increase in the fourth quarter 2008 compared with the fourth quarter last year resulted mainly from the higher expenditure related to the expansion of our workforce and the increase in handsets purchases during the fourth quarter of 2007 due to our preparation for number portability implemented in December 2007. The Company is currently considering raising additional debt in an amount of approximately NIS 300 million, in order to maintain a net debt to EBITDA ratio of 1.5-2, as is customary in the sector; the proceeds of which to be used for general corporate purposes (including refinancing of outstanding debt and continued dividend distribution as customary in the Company, subject to the Company's board decision).

Shareholders' Equity

Shareholders' Equity as of December 31, 2008, primarily consisting of accumulated undistributed retained earnings, totaled NIS 342 million ($90 million).

Investment in Fixed Assets

During 2008 the Company invested NIS 556 million ($146 million) in fixed assets and intangible assets (including, among others, deferred commissions and investments in information systems and software), compared to NIS 573 million ($151 million) in 2007.

Dividend

On March 1, 2009, the Company's board of directors declared a cash dividend in the amount of NIS 2.75 per share, and in the aggregate amount of approximately NIS 270 million (the equivalent of approximately $0.66 per share and approximately $65 million in the aggregate, based on the representative rate of exchange on February 27, 2009; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on March 26, 2009), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on March 16, 2009. The payment date will be March 30, 2009. In accordance with the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. Further, the dividend per share that the Company will pay for the fourth quarter of 2008 does not reflect the level of dividends that may be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2008 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Conference Call Details

The Company will be hosting a conference call on Monday, March 2, 2009 at 09:00 am EST, 04:00 pm Israel time, and 02:00 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 345 5855	UK Dial-in Number: 0 800 404 8418
Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2008

Cellcom Israel will be filing its annual report for the year ended December 31, 2008 (on form 20-F) with the US Securities and Exchange Commission today, March 2, 2009. The annual report will be available for download at the Cellcom Israel's website in the investor relations section of Cellcom Israel's website: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.187 million subscribers (as at December 31, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2008.
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.802 = US$1 as published by the Bank of Israel on December 31, 2008.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

	December 31 2007	December 31 2008	Convenience translation Into U.S. dollar December 31 2008
	NIS millions	NIS millions	US$ millions
Current assets
Cash and cash equivalents	911	275	72
Trade receivables	1,385	1,478	389
Other receivables, including derivatives	96	112	30
Inventory	245	119	31

Total current assets	2,637	1,984	522

Non- current assets
Long-term receivables	575	602	158
Property, plant and equipment, net	2,335	2,159	568
Intangible assets, net	685	675	178

Total non- current assets	3,595	3,436	904

Total assets	6,232	5,420	1,426

Current liabilities
Short-term credit	353	329	87
Trade payables and accrued expenses	953	677	178
Current tax liabilities	122	65	17
Provisions	91	47	13
Other current liabilities, including derivatives	384	385	101

Total current liabilities	1,903	1,503	396

Non- current liabilities
Long-term loans from banks	343	-	-
Debentures	2,983	3,401	895
Provisions	14	17	4
Other long-term liabilities	3	1	-
Deferred taxes	149	156	41

Total non- current liabilities	3,492	3,575	940

Shareholders’ equity
Share capital	1	1	-
Cash flow hedge reserve	(33)	(11)	(3)
Retained earnings	869	352	93

Total shareholders’ equity	837	342	90

Total liabilities and shareholders’ equity	6,232	5,420	1,426

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

			Convenience translation Into U.S. dollar
	Year ended December 31		Year ended December 31
	2007	2008	2008
	NIS millions	NIS millions	US$ millions

Revenues	6,050	6,417	1,688

Cost of revenues	3,377	3,402	895

Gross profit	2,673	3,015	793

Selling and marketing expenses	685	701	185

General and administrative expenses	653	659	173

Other (income) expenses, net	3	(29)	(8)

Operating income	1,332	1,684	443

Financing expenses	(287)	(393)	(104)

Financing income	140	83	22

Financing costs, net	(147)	(310)	(82)

Income before income tax	1,185	1,374	361

Income tax	310	389	102

Net income	875	985	259

Earnings per share

Basic earnings per share in NIS	8.97	10.08	2.65

Diluted earnings per share in NIS	8.89	9.92	2.61

Weighted-average number of shares used in the
calculation of basic earnings per share
(in thousands)	97,500	97,721	97,721

Weighted-average number of shares used in the
calculation of diluted earnings per share
(in thousands)	98,441	99,280	99,280

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

			Convenience translation Into U.S. dollar
	Year ended December 31		Year ended December 31
	2007	2008	2008
	NIS	NIS	US$
Cash flows from operating activities:
Net income	875	985	259
Adjustments to reconcile net income to funds generated from operations:
Depreciation	619	570	150
Amortization	156	181	48
Reversal of provision allowance	(10)	-	-
Capital gain on sale of land	-	(9)	(2)
Loss (gain) on sale of assets	4	(9)	(2)
Income tax expense	310	389	102
Financial costs, net	147	310	82
Share based payments	29	28	7
Changes in operating assets and liabilities:
Changes in inventories	(114)	112	29
Changes in trade receivables (including long-term amounts)	(99)	(117)	(31)
Changes in other receivables (including long-term amounts)	(24)	(34)	(9)
Changes in trade payables and accrued expenses	188	(271)	(71)
Changes in other liabilities (including long-term amounts)	92	99	26
Payments for derivative hedging contracts, net	(24)	(38)	(10)
Proceeds from (payments for) derivative contracts, net	(16)	18	5
Income tax paid	(313)	(451)	(119)
Net cash from operating activities	1,820	1,763	464

Cash flows from investing activities
Acquisition of property, plant, and equipment	(466)	(429)	(113)
Acquisition of intangible assets	(97)	(175)	(46)
Payments for derivative hedging contracts, net	(12)	(17)	(4)
Proceeds from sales of property, plant and equipment	4	19	5
Interest received	23	17	4
Investment in long-term deposit	(12)	39	10
Net cash used in investing activities	(560)	(546)	(144)

Cash flows from financing activities
Proceeds from (payments for) derivative contracts, net	(10)	31	8
Repayments of long-term loans from banks	(645)	(648)	(171)
Repayments of Debentures	-	(125)	(33)
Proceeds from issuance of debentures, net of issuance costs	1,066	589	155
Dividend paid	(639)	(1,525)	(401)
Interest paid	(177)	(175)	(46)
Net cash used in financing activities	(405)	(1,853)	(488)

Changes in cash and cash equivalents	855	(636)	(168)
Balance of cash and cash equivalents at beginning of the period	56	911	240
Balance of cash and cash equivalents at end of the period	911	275	72

 Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year ended December 31,
			Convenience translation into US dollar
	2007 NIS millions	2008 NIS millions	2008 US$ millions

Net income	875	985	259
Financing expense (income), net	147	310	82
Other expenses (income)	3	(29)	(8)
Income taxes	310	389	102
Depreciation and amortization	775	751	198
EBITDA	2,110	2,406	633

Free Cash Flow

The following table shows the calculation of free cash flow:

	Year ended December 31,
			Convenience translation into US dollar
	2007 NIS millions	2008 NIS millions	2008 US$ millions

Cash flows from operating activities	1,820	1,763	464
Cash flows from investing activities	(560)	(546)	(144)
Free Cash Flow	1,260	1,217	320

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 2, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel